Exhibit 1.01
Eastman Chemical Company
Conflict Minerals Report
For The Year Ended December 31, 2024

This Conflict Minerals Report (this “Report”) of Eastman Chemical Company (“Eastman” or the “Company”) for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to Conflict Minerals (as defined below) as directed by the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule, through Form SD, imposes certain reporting obligations on SEC registrants whose manufactured or contracted to be manufactured products contain Conflict Minerals which are necessary to the functionality or production of such products. Form SD defines “Conflict Minerals,” also referred to as “3TG”, as cassiterite, columbite-tantalite, gold, and wolframite, and their derivatives, which are currently limited to tin, tantalum and tungsten.

Eastman conducted an analysis of the products that it manufactured, or contracted to be manufactured, during the Reporting Period and found that certain Conflict Minerals are necessary to the functionality or production of some of its products. This Report describes the process undertaken by the Company for identifying Conflict Minerals necessary to the functionality or production of these products, as well as management’s country of origin inquiry and additional due diligence measures as to the source and chain of custody of these Conflict Minerals. This Report is available on the Company’s website, http://www.eastman.com/Company/Investors/Pages/Conflict_Minerals_Disclosure.aspx. The content on, or accessible through, any website referred to in this Report is not incorporated by reference into this Report unless expressly noted.

A number of the statements made in this Report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are all statements, other than statements of historical fact, that may be made by the Company from time to time. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “forecasts,” “will,” “would,” and similar expressions or expressions of the negative of these terms. Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are based upon internal estimates and other analyses of current market conditions and trends, management expectations, plans, and strategies, economic conditions and other factors. Forward-looking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. The Company assumes no obligation to update or provide revisions to any forward-looking statement.

Company Overview

Eastman is a global specialty materials company that produces a broad range of products found in items people use every day. With a robust portfolio of specialty businesses, Eastman works with customers to deliver innovative products and solutions with commitment to safety and sustainability. The Company had 2024 revenues of approximately $9.38 billion and is headquartered in Kingsport, Tennessee, USA.

Exhibit 1.01
Eastman uses an innovation-driven growth model which consists of leveraging world class scalable technology platforms, delivering differentiated application development capabilities, and relentlessly engaging the market. The Company’s world class technology platforms, scale, advantage, and sustainability macrotrends form the foundation of the Company’s research and development and innovation initiatives. Molecular recycling technologies continue to be an area of investment focus for the Company and extend the level of differentiation afforded by its world class technology platforms. Eastman began operating one of the world's largest molecular recycling facilities in 2024. Differentiated application development converts market complexity into opportunities for growth and accelerates innovation by enabling a deeper understanding of the value of Eastman’s products and how they perform within customers’ and end-users products. Key areas of application development include thermoplastic conversion, functional films, coatings formulations, textiles, and personal and home care formulations. The Company engages the market by working directly with customers and downstream users, targeting attractive niche markets, and leveraging disruptive macro trends. Management believes that these elements of the Company’s innovation-driven growth model, combined with disciplined portfolio management and balanced capital deployment, are transforming Eastman to a global specialty materials company that enhances the quality of life in a material way. The Company's impact is evidenced by recycling technology that allows for waste to be used as building blocks in several Eastman products, branded with "Renew". As a global specialty materials company, management continuously evaluates the Company’s business and operations to improve cost structure, increase investment in growth, and strengthen execution capabilities, including specific initiatives to transform operations, work processes and systems, and business structure alignment, scale, and integration.

Eastman’s use of Conflict Minerals in metallic form includes those in metals sputtered on some of its film products and products that through a wet-laid production process are used in agriculture or mining equipment.

As a global specialty materials company, the Company’s products and supply chain are highly complex. While management is aware of the nature of the raw materials and catalysts used in Eastman products, we must nonetheless rely on the Company’s direct suppliers to provide information on the origin of Conflict Minerals contained in components and materials supplied to the Company - including sources of Conflict Minerals that are supplied to such direct suppliers from lower tier suppliers. In most instances, Eastman is not in privity of contract with, and is several levels removed from, the entities that mine the Conflict Minerals. For example, Eastman does not purchase raw ore or unrefined Conflict Minerals. The Company therefore does not typically have a direct relationship with Conflict Minerals smelters and refiners and does not perform or direct, or have the ability to perform or direct, audits of these entities within the Company’s supply chain.

Reasonable Country of Origin Inquiry

As required by Form SD, Eastman has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the necessary Conflict Minerals included in its products during the Reporting Period to determine whether any of such Conflict Minerals originated in the Democratic Republic of the Congo or an “adjoining country” (as defined in Form SD) (collectively, the “Covered Countries”) and whether any of such Conflict Minerals may be from recycled or scrap sources. Prior to and during the Reporting Period, the Company’s Conflict Minerals Team (“Team”) identified Eastman products in which a Conflict Mineral was known to be necessary to the functionality or production, as well as the suppliers of such products, which we refer to in this Report as “known Conflict Minerals suppliers”.

We participate in an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the Responsible Minerals Initiative (“RMI”) (previously known as the Conflict Free Sourcing Initiative). As a member of RMI, the Team used the RMI Conflict Minerals Reporting Template (“Template”) and associated due diligence information developed by the RMI to query all of our known Conflict Minerals suppliers as to their use of Conflict Minerals. The Template includes a number of questions and requires each supplier, as applicable, to identify all of the smelters used to supply any Conflict Minerals contained in materials or products supplied by such supplier, whether those smelters are in one of the Covered Countries, and the source country of Conflict Minerals used by each of the smelters. The Team reviewed completed Templates to determine whether (i) the information appeared to be correct, complete, and internally consistent, (ii) the identified smelters are on one of the RMI Program Conformant Lists (described below) or whether the suppliers have advised that they intend to participate in the Program (described below), and (iii) any of the identified smelters source from a Covered Country.

RCOI Responses and Follow-up

The Company received completed Templates or warranties of compliance from all of our known Conflict Minerals suppliers.

Exhibit 1.01
We note that our raw materials suppliers, like Eastman, are reliant upon information provided by their suppliers. In some cases, raw materials suppliers or their suppliers may still be unfamiliar with the Rule, especially if they are not subject to the Rule themselves. As noted, the Team reviewed the completed Templates against criteria developed to determine which required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. The Team worked directly with a known Conflict Minerals supplier to obtain more complete responses.

RCOI Conclusion

Based on the RCOI, Eastman has reason to believe that a portion of the necessary Conflict Minerals included in its products during the Reporting Period may have originated in the Covered Countries and may not be from recycled or scrap sources. Therefore, as required by the Rule, Eastman conducted further due diligence on the source and chain of custody of the Necessary Conflict Minerals, as further described below.

Conflict Minerals Due Diligence Process

The Company’s Conflict Minerals due diligence measures described herein, which have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“CAHRA”) (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten, are summarized below.

(a)Establish Strong Company Management Systems.

We have adopted the following Statement on Responsible Minerals:

Eastman is committed to conducting our business activities in accordance with the highest legal and ethical standards. This commitment is reflected in our Code of Business Conduct. We are also committed to sourcing materials from suppliers that share our values, and we expect our suppliers to comply with our Third Party Code of Conduct - Doing Business with Eastman. Eastman is committed to responsible mineral sourcing, which means that sourcing will be ethical, sustainable, and protective of the human rights of everyone in our supply chain.

Eastman complies with section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“Dodd Frank”) dealing with 3TG sourced from the Democratic Republic of Congo or adjoining countries. Eastman has a Responsible Minerals Sourcing Program whose purpose is to prevent the use of 3TG in the manufacture of its products that directly or indirectly fund violence or human rights abuses in the Democratic Republic of the Congo or adjoining countries.

To address growing concerns about child labor and other human rights violations beyond the scope of Dodd Frank, Eastman has expanded our responsible minerals program and due diligence practices, which align with the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the OECD.

Eastman is a member of the RMI. We conduct due diligence on source and chain of custody using RMI’s Responsible Minerals Assurance Process (“RMAP”) and we encourage our suppliers to adopt responsible sourcing practices. We also publicly report results of our due diligence annually in compliance with the requirements of Dodd Frank.

Eastman’s Expectations for Suppliers

•Participate in RMAP. Develop supply chain due diligence and provide responses to Eastman. Respond to Eastman’s due diligence requests in a timely manner providing current and accurate information, updating as needed to ensure continuing accuracy.

•Supply raw materials that do not contribute to human rights abuses.

•Adopt responsible minerals practices consistent with Eastman’s statement.

Exhibit 1.01
Concerns regarding this statement or any potential violations of this statement may be reported through Eastman’s Business Conduct Helpline: 1-800-455-5622.

Internal Team

As discussed above, Eastman has established a management system for sourcing of Conflict Minerals (sometimes referred to as a “Responsible Minerals” program). The Company’s management system includes a Responsible Minerals Team co-sponsored by the Chief Procurement Officer and the Vice President, and Assistant General Counsel, HSE Legal and Global PSRA. The Team is comprised of subject matter experts from relevant functions such as procurement, product data management, the legal department, and product stewardship. The team of subject matter experts is responsible for implementing management’s Conflict Minerals and Responsible Minerals compliance and due diligence program and practices. Senior management is briefed on results of the due diligence efforts on a regular basis.

Control Systems

Since the Company does not have direct relationships with Conflict Minerals smelters and refiners, management has used its membership in RMI and the Template and associated due diligence information developed by the RMI to work with RMI and our suppliers to identify upstream participants in the supply chain and conduct due diligence investigations of them.

Internal controls include, but are not limited to, Eastman’s Code of Business Conduct which outlines expected behaviors for all Eastman employees, the Third-Party Code of Conduct - Doing Business with Eastman, and supplier Responsible Minerals contract provisions.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, management continues to engage the Company’s raw materials suppliers, asking that they complete a RMI Template and provide additional information as necessary. Follow-up on this engagement, as further described herein, depends upon the nature and extent of the information received from these suppliers, and further information available from RMI. Feedback from this engagement has allowed management to better understand the supply chains of Eastman suppliers and the level of knowledge these suppliers have of their own supply chains. Management believes this engagement has helped to improve the quality of the responses received and will improve the quality of future responses.

Contracts with the Company’s raw materials suppliers are typically of durations of two to five years, and Eastman does not unilaterally impose new contract terms and flow-down requirements. As Eastman enters into new contracts, or existing contracts are renewed, the Company typically adds a provision to relevant contracts to require suppliers to provide information about the source of Conflict Minerals and smelters. Management continues to work with suppliers to ensure they provide Conflict Minerals sourcing information until all relevant supply contracts have been amended or replaced.

Grievance Mechanism

Concerns regarding the Company’s Conflict Minerals process and Responsible Minerals Statement or any potential violations may be reported through Eastman’s Business Conduct Helpline. The RMI also maintains a separate Minerals Grievance Platform where concerns can be reported, for both members and non-members in the supply chain.

Records Maintenance

The Company policy is to retain relevant documentation in a secure location for a period of seven years.

(b)Identify and Assess Risk in the Supply Chain

As discussed in “(a) Supplier Engagement” above, the Company continually assesses its supply chain to reduce the likelihood that the Conflict Minerals used in the Company’s products could benefit armed groups in the Covered Countries and works with its suppliers to develop greater supply chain transparency.

Exhibit 1.01
(c)Design and Implement a Strategy to Respond to Identified Risks

In situations where a supplier has disclosed the existence or potential existence of Conflict Minerals that were sourced from the Covered Countries in one or more components or parts that they sell to the Company for incorporation into Eastman products, the Company, directly and through its membership in RMI, has employed a practice of further engagement with such supplier in an effort to better understand its procurement practices and how it intends to reduce the likelihood that such Conflict Minerals could benefit armed groups in the Covered Countries. With this information, Eastman believes it will be better positioned to evaluate the circumstances affecting such supplier and formulate the Company’s action plan with respect to continued sourcing from such supplier.

In addition, RMI also has developed its RMAP that includes a list of smelters and refiners that are RMAP conformant (the “RMAP Conformant List”). The conformant lists represent the smelters and refiners that have successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. RMAP assessments are backward-looking. The assessment evaluates the auditee’s due diligence systems and processes to conform with the RMAP standards. It is not a material validation assessment. The active lists (“Active Lists”) represent smelters and refiners that have committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment. Ideally, all of the smelters and refiners of a Conflict Mineral that Eastman uses will be on one of the RMAP Conformant or Active Lists. As part of Eastman’s strategy to respond to risks in its supply chain, Eastman requests that relevant smelters used by its suppliers complete an RMAP audit, and reuires they do so if they are located in, or source in, a Covered Country. Further, Eastman provides smelter information received from its suppliers to RMI so that RMI can work directly with the smelter to conduct the necessary due diligence. RMI, in turn, reports information on smelter sourcing to its members, information that may be useful in confirming that the information we receive from our suppliers is correct and complete.

(d)Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Due to the Company’s downstream position in the supply chain, it does not have a direct relationship with smelters and refiners, nor does it perform direct audits of the smelters and refiners that provide our suppliers with the Conflict Minerals contained in the Company’s products. Where possible, the Company has relied on third-party assurances and certifications, especially through its membership in RMI. For example, the Company accepts as reliable information provided by any smelter that is a member of the RMI Program. To the extent that other audited supplier certifications are provided to the Company, Eastman considers reliance on a case-by-case basis. As a member of RMI, Eastman also has access to additional information from RMI for smelting and refining facilities that are validated through the Program, including smelter location, country of origin information, most recent audit date, mineral sourcing country information, and access to the smelters’ Conflict Minerals policy.

(e)Report on Supply Chain Due Diligence

This Report is publicly available at http://www.eastman.com/Company/Investors/Pages/Conflict_Minerals_Disclosure.aspx, in accordance with the OECD recommendation to report annually on supply chain due diligence.

Conflict Minerals Diligence Results

The Company relies on its direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to Eastman - including sources of Conflict Minerals that are supplied to them from lower tier suppliers. As noted, the Company uses the RMI materials in its OECD-compliant program, which includes requesting suppliers to complete the Template. Management believes that this method of obtaining information about Conflict Minerals smelters and refiners in the Company’s supply chain from direct suppliers represents a reasonable effort to determine the mines or locations of origin of the Conflict Minerals in Eastman’s supply chain, is reasonably designed to determine the Company’s use of Conflict Minerals, is being carried out in good faith for the purpose of complying with its regulatory obligations, and satisfies the Company’s obligation to conduct reasonable due diligence on the source and chain of custody of the necessary Conflict Minerals in its products. In determining whether further due diligence investigation is required in a given instance, the Company has in certain instances also relied upon additional supplier certification or participation in the RMI Program in determining the source of Conflict Minerals in its products.

As described in the Company’s Statement on Responsible Minerals (described above), management intends to continue to engage any suppliers that management believes may be supplying the Company with Conflict Minerals from sources that

Exhibit 1.01
may support conflict in a Covered Country to establish an alternative source of Conflict Minerals that does not support such conflict, as provided in the OECD Guidance.

Based on the information obtained in the RCOI and due diligence process described above, to the extent that suppliers were responsive, the Company believes that the facilities listed below may have been used to process the 3TGs contained in the Company’s products during the Reporting Period:

With regard to the Company’s gold suppliers:

Smelter Name:                       Smelter Country:

AngloGold Ashanti Brazil	Brazil
Asahi Refining Canada Ltd.	Canada
Asahi Refining USA Inc.	USA
Aurubis AG	Germany
Metalor Switzerland	Switzerland
Metalor USA Refining Corporation	USA
Metalúrgica Met-Mex	Mexico
PAMP S.A.	Switzerland
Peñoles S.A. De C.V Perth Mint	Australia
Rand Refinery (Pty) Ltd.	South Africa
Royal Canadian Mint	Canada
Umicore Precious Metals Refining Hoboken	Belgium

Based upon the information currently available to the Company, the Covered Countries from which some of the above-listed smelters purchased gold in 2024 are the Democratic Republic of the Congo, Rwanda, Tanzania, and Zambia (aggregated data from London Bullion Market Association (LBMA) and the Responsible Jewellery Council (RJC).

Exhibit 1.01
With regard to the Company’s tin suppliers:

Smelter Name:                      Smelter Country:

Fábrica Auricchio	Brazil
Fabrica Auricchio Industria e Comercio Ltda.	Brazil
Malaysia Smelting Corporation Berhad (Port Klang)	Malaysia
Malaysia Smelting Corporation (MSC)	Malaysia
Thaisarco	Thailand
Tin Smelting Branch of Yunnan Tin Co., Ltd.	China

Based upon the information currently available to the Company, the Covered Countries from which some of the above-listed smelters purchased tin in 2024 are Burundi, Rwanda, Tanzania, and Uganda. OECD-identified High Risk Areas where tin was purchased in 2024 included Bolivia, Brazil, Burundi, Democratic Republic of the Congo, Myanmar, Nigeria, Rwanda, Thailand, Tanzania, Uganda and Zambia.

With regard to the Company’s tungsten suppliers:

Based upon the information currently available to the Company, the only supplier providing this mineral in 2024 has a clause included in their contract they will not source material from any CAHRA.

Additional Steps to be Taken

In addition to the steps already taken, as set out above, Eastman intends to continue the following, or other appropriate steps to continue to improve the due diligence conducted in an effort to further mitigate the likelihood that the Conflict Minerals used in the Company’s products could benefit armed groups in the Covered Countries:

a.Include a Responsible Minerals clause with Conflict Minerals provisions in relevant new or renewed supplier contracts.

b.Further engage with suppliers, directly and through its membership in RMI, and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.Require that any of the Company’s suppliers found to be supplying Eastman with Conflict Minerals from sources that support conflict in a Covered Country work to establish alternative sources of Conflict Minerals that do not support such conflict.

d.Continue to work with the OECD, RMI, and other relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

e.Evaluate potential tools to develop more efficient internal processes for tracking and analyzing suppliers and sources.